UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Amendment No.     )*

Under the Securities Exchange Act of 1934

Sierra Oncology, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Titles of Class of Securities)

82640U404

(CUSIP Number)

January 31. 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out of a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Name of Reporting Person Gilead Sciences, Inc.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 1,073,300

	6	Shared Voting Power 0

	7	Sole Dispositive Power 1,073,300

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,073,300

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row 9 9.99%

12	Type of Reporting Person CO

Item 1(a). Name of Issuer:
Sierra Oncology, Inc.

Item 1(b). Address of Issuer’s Principal Executive Offices:
c/o 2150 – 885 West Georgia Street Vancouver, British Columbia, Canada V6C 3E8

Item 2(a). Name of Person Filing:
Gilead Sciences, Inc.

Item 2(b). Address of Principal Business Office or, if none, Residence:
The principal business address of Gilead Sciences, Inc. is as follows: 333 Lakeside Drive Foster City, California 94404

Item 2(c). Citizenship:
Gilead is organized under the laws of the State of Delaware.

Item 2(d). Titles of Classes of Securities:
Common Stock, par value $0.001 per share (the “Shares”).

Item 2(e). CUSIP Number:
82640U404

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not applicable.

Item 4.	Ownership
(a) Amount beneficially owned: See response to Item 9 on the cover page.

(b) Percent of class:

See response to Item 11 on the cover page. The reporting person’s beneficial ownership of Shares disclosed herein includes 725,283 Shares held by the reporting person and such number of Shares as are issuable to the reporting person upon exercise of a Warrant to Purchase Common Stock, dated January 31, 2020, issued by Sierra Oncology, Inc. to Gilead Sciences, Inc., which entitles the reporting person to acquire up to 725,283 Shares, but which provides that the reporting person shall not be entitled to make any exercise to the extent that after giving effect to such exercise, the reporting person (together with its affiliates and any other persons acting as a group together) would beneficially own in excess of 9.99% of the Shares outstanding immediately after giving effect to such exercise. The percentage ownership reported herein is based on 10,395,732 Shares outstanding as of January 31, 2020, as reported to the reporting person by Sierra Oncology, Inc.

(c) Number of shares as to which such person has:
(i) Sole power to vote or to direct the vote: See response to Item 5 on the cover page.
(ii) Shared power to vote or to direct the vote: See response to Item 6 on the cover page.
(iii) Sole power to dispose or to direct the disposition of: See response to Item 7 on the cover page.
(iv) Shared power to dispose or to direct the disposition of: See response to Item 8 on the cover page.

Item 5.	Ownership of Five Percent or Less of a Class.
Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
Not applicable.

Item 8.	Identification and Classification of Members of the Group.
Not applicable.

Item 9.	Notice of Dissolution of Group.
Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 10, 2020

GILEAD SCIENCES, INC.

By:	/s/ Brett A. Pletcher
Name: Brett A. Pletcher
Title: EVP, Corporate Affairs, General Counsel, and Corporate Secretary